EXHIBIT 4.2

FIRST AMENDMENT TO THE
EXECUTIVE DEFERRED COMPENSATION PLAN
OF ARMOR HOLDINGS, INC.

WHEREAS, Armor Holdings, Inc. (the ‘‘Employer’’) has adopted the Executive Deferred Compensation Plan of Armor Holdings, Inc. (as amended from time to time, the ‘‘Plan’’), in the form of The CORPORATEplan for Retirement Executive Plan Basic Plan Document (the ‘‘Basic Plan Document’’), by executing an Adoption Agreement on November 30, 2005 (the ‘‘Adoption Agreement’’); and

WHEREAS, Section 9.01 of Basic Plan Document provides for the amendment of the Plan by the Employer, and

WHEREAS, the Employer wants to amend the Plan in certain respects as hereinafter set forth,

NOW THEREFORE, the Plan is hereby amended in the following respects:

1.	The fifth sentence of Section 4.01 of the Basic Plan Document is amended and restated to read in its entirety as follows:

A new election will be effective as of the first day of the following calendar year and will apply only to Compensation payable with respect to services rendered after such date, except that in the case of any Bonus that qualifies as ‘‘performance-based compensation’’ under Code Section 409A(a)(4)(B)(iii), the Employer may (but shall not be required to) permit a separate election to be made no later than 6 months before the end of the period during which the services on which the Bonus is based are performed.

2.	The last sentence of Section 7.08 of the Basic Plan Document is amended and restated to read in its entirety as follows:

All distributions due to a Change in Control shall be paid out to Participants as soon as administratively practicable except to the extent that any such distributions must be delayed in order to comply with Code Section 409A and regulations thereunder.

3.	The third sentence of Section 8.03 of the Basic Plan Document is amended and restated to read in its entirety as follows:

A Participant’s distribution election can be changed only if the following requirements are met: (a) the change must not take effect until at least 12 months after the date on which the change is made; (b) in the case of an election related to a payment other than a payment on account of death, disability or the occurrence of an Unforeseeable Emergency, the new payment method must provide for an additional deferral period of at least 5 years; and (c) for elections related to payment at a specified time or pursuant to a fixed schedule, the change may not be made less than 12 months prior to the date of the first scheduled payment; provided, however, that the Participant’s entire Plan benefit will be paid in a lump sum upon the Participant’s termination of employment without regard to any other election the Participant may have made (and if at the time of such termination the Participant’s benefit is, in whole or in part, in pay status under an installment payment method, the unpaid balance shall be accelerated and paid in a lump sum upon such termination), except that if such termination of employment is by reason of the Participant’s Retirement, distribution will be made in accordance with the Participant’s distribution election.

4.	Section 8.05 of the Basic Plan document is amended by adding the following at the end thereof:

Notwithstanding any provision of the Plan to the contrary, distribution to a Participant shall be delayed where the Employer reasonably anticipates that the Employer’s federal income tax deduction with respect to such distribution otherwise would be limited or eliminated by application of Code Section 162(m); provided, however, that in any such case, distribution shall be made upon the earlier of (i) the earliest date at which the Employer reasonably anticipates that the deduction of the payment of the amount will not be limited or eliminated by application of Code Section 162(m) or (ii) the calendar year in which the Participant terminates employment.

5.	The text at Section 1.06(b)(1)(A) of the Adoption Agreement is amended and restated to read in its entirety as follows (and any provision of the Basic Plan Document that is inconsistent with the following is hereby amended to conform with the following):

Termination of employment with the Employer (see Plan Section 7.03); provided, however, that if the event is termination of employment, distribution shall be made or commenced on July 1 of the calendar year immediately following the calendar year in which such termination occurs, or as soon as practicable after such July 1, but in no event later than the December 31 next following such July 1 (this timing rule shall apply regardless of whether the Participant was a Key Employee). All distributions upon termination of employment shall be made in a single lump sum payment, and, if distribution upon termination of employment under the above provisions of this subparagraph (b)(1)(A) would occur prior to any date specified by the Participant pursuant to subparagraph (b)(1)(B), then the distribution will be made to the Participant in a lump sum upon such termination under the above timing rules without regard to any other distribution election the Participant may have made; provided, however, that if such termination of employment is by reason of the Participant’s Retirement, distribution will be made in accordance with the Participant’s distribution election.

IN WITNESS WHEREOF, the Employer has caused this amendment to be executed this 30th day of November, 2005, by its duly authorized officer.

ARMOR HOLDINGS, INC. By: /s/ Philip A. Baratelli Title: Corporate Controller, Treasurer and Secretary

Attest:    /s/ Glenn J. Heiar
  Chief Financial Officer